UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Registration number 33-63707

A. Full title of the plan:

THE GILLETTE COMPANY
SAVINGS PLAN FOR JANESVILLE BUSINESS-TO-BUSINESS
COLLECTIVELY BARGAINED EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gillette Company
Prudential Tower Building
Boston, MA 02199

Financial Statements of The Gillette Company
Savings Plan for Janesville Business-to-Business
Collectively Bargained Employees

The following audited financial statements with independent auditors' report thereon are enclosed with this report:

  Statement of Net Assets Available for Plan Benefits as of December 31, 2000 and December 31, 1999.
  Statement of Changes in Net Assets Available for Plan Benefits for each of the years in the two-year period ended December 31, 2000.

Exhibits

23.2 Independent Auditors´ Consent

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                The Gillette Company
                Savings Plan for Janesville Business-to-Business
                Collectively Bargained Employees

                By: /s/ CHARLES W. CRAMB, JR.
                Charles W. Cramb, Jr.

June 28, 2001

THE GILLETTE COMPANY SAVINGS PLAN
FOR JANESVILLE BUSINESS-TO-BUSINESS
COLLECTIVELY BARGAINED EMPLOYEES

Financial Statements

December 31, 2000 and 1999

(With Independent Auditors´ Report Thereon)

THE GILLETTE COMPANY SAVINGS PLAN
FOR JANESVILLE BUSINESS-TO-BUSINESS
COLLECTIVELY BARGAINED EMPLOYEES

Table of Contents

                                                                                                                 Page

Independent Auditors´ Report                                                                                      1

Statements of Net Assets Available for Plan Benefits                                                                  2

Statements of Changes in Net Assets Available for Plan Benefits                                                     3 - 4

Notes to Financial Statements                                                                                       5 - 14

Note:  Supplemental  schedules  required by the Employee  Retirement Income Security Act of 1974, as amended  (“ERISA”),  have not been included  due to their  inclusion in master trust  information  filed with the  Department  of Labor for The  Gillette  Company  Master
Savings Plan Trust.

Independent Auditors´ Report

The Savings Plan Committee
The Gillette Company Savings Plan for Janesville Business-to-Business Collectively Bargained Employees:

We have audited the statements of net assets available for plan benefits of The Gillette Company Savings Plan for Janesville Business-to-Business Collectively Bargained Employees as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan´s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Gillette Company Savings Plan for Janesville Business-to-Business Collectively Bargained Employees as of December 31, 2000 and 1999 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Boston, Massachusetts

June 25, 2001

THE GILLETTE COMPANY SAVINGS PLAN
FOR JANESVILLE BUSINESS-TO-BUSINESS
COLLECTIVELY BARGAINED EMPLOYEES

Statements of Net Assets Available for Plan Benefits

December 31, 2000 and 1999

                                                                                        2000                1999
                                                                                  -----------------    ----------------

Assets:
    Investment in the Savings Plan Trust                                       $       9,777,212          13,123,944
                                                                                  =================    ================

                   Net assets available for plan benefits                      $       9,777,212          13,123,944
                                                                                  =================    ================

See accompanying notes to financial statements.

THE GILLETTE COMPANY SAVINGS PLAN
FOR JANESVILLE BUSINESS-TO-BUSINESS
COLLECTIVELY BARGAINED EMPLOYEES

Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information

Year ended December 31, 2000

                                                           Fidelity
                                                          Retirement           Fidelity                                      Fidelity          Fidelity
                                       Gillette           Government             U.S.    Fidelity  Fidelity   Fidelity        Growth   INVESCO  U.S.
                                        Company    Fixed    Money    Fidelity   Equity    Growth   Emerging   Diversified       &       Total   Bond  Participant
                                         Stock    Income    Market   Magellan    Index    Company  Markets    International   Income   Return   Index    Loan
                                         Fund      Fund    Portfolio   Fund    Portfolio   Fund     Fund        Fund           Fund     Fund    Fund     Fund      Total
                                       --------------------------------------- ---------------------------------------------- ---------------- -------- ---------  ------
Additions to net assets attributed to:
   Net investment income (loss) from
     the Savings Plan Trust             (261,622) 133,121    4,415    (102,730)  (314,937)  (70,629)(19,484)     (4,951)       (1,894) (36,167)   4,471    ---     (670,407)
   Contributions:
       Employee contributions             72,458   34,567    3,712      47,264     46,361    36,417      64       1,375         4,137   20,586    1,293    ---      268,234
       Employer contributions             21,613   12,166    1,606      13,455     12,057     9,153      16         258         1,306    5,545      423    ---       77,598
                                       ----------------------------- --------- ---------------------------------------------- ---------------- -------- ----------  ---------

              Total additions           (167,551) 179,854    9,733     (42,011)  (256,519)  (25,059)(19,404)     (3,318)        3,549  (10,036)   6,187    ---     (324,575)
                                       ---------- -------- --------- --------- ------------ ------- --------- -----------     --------  -------  ------- ---------  ---------

Deductions from net assets attributed to:
   Benefit payments                     (423,110) (923,667) (16,043)  (375,307)  (452,296) (390,753)(26,988)     (27,547)    (114,254)(203,006)  (8,753) (60,181) (3,021,905)
   Forfeitures                             ---       ---        (32)       (54)     ---         (82)  ---          ---            (46)     (38)    ---     ---          (252)
                                       ----------------------------- --------- ---------------------------------------------- ---------------- -------- ----------  ---------

              Total deductions          (423,110) (923,667) (16,075)  (375,361)  (452,296) (390,835)(26,988)     (27,547)    (114,300) (203,044) (8,753) (60,181) (3,022,157)
                                       ----------------------------- --------- ---------------------------------------------- ---------------- -------- ---------- ----------

Net increase (decrease) prior to        (590,661) (743,813)  (6,342)  (417,372)  (708,815) (415,894)(46,392)     (30,865)    (110,751) (213,080) (2,566) (60,181) (3,346,732)
     interfund transfers
Net transfers in (out):
   Loans issued                          (22,185)  (22,993)  (2,222)    (5,442)   (11,420)   (3,471)  ---           ---           (14)   (7,820) (1,557)  77,124      ---
   Loans repaid                           16,872     9,297    2,919     11,567      6,313     5,763   ---            801           93    20,387   6,406  (80,418)     ---
   Other transfers                      (100,520)   49,239  (40,428)    36,465   (218,657)  303,172  24,963          364       (9,051)  (51,882)  6,335    ---        ---
                                       ----------------------------- --------- ---------------------------------------------- ---------------- -------- ---------- ----------

                                        (105,833)   35,543  (39,731)    42,590   (223,764)  305,464  24,963         1,165      (8,972)  (39,315) 11,184   (3,294)     ---
                                       ----------------------------- --------- ---------------------------------------------- ---------------- -------- ---------- ----------

              Net increase (decrease)   (696,494) (708,270) (46,073)  (374,782)  (932,579) (110,430)(21,429)      (29,700)   (119,723) (252,395)  8,618  (63,475) (3,346,732)

Net assets available for plan benefits:
   Beginning of year                   2,217,609 2,534,909  113,518  1,470,356  3,960,949 1,273,810  57,728        70,339     361,343   913,459  36,277  113,647  13,123,944
                                       ----------------------------- --------- ---------------------------------------------- ---------------- -------- ---------- ----------

   End of year                         1,521,115 1,826,639   67,445  1,095,574  3,028,370 1,163,380  36,299        40,639     241,620   661,064  44,895   50,172   9,777,212
                                       ============================= ========= ============================================== ================ ======== ========== ==========

See accompanying notes to financial statements.
(Continued)

                                                          Fidelity
                                                          Retirement           Fidelity                                    Fidelity          Fidelity
                                       Gillette           Government             U.S.    Fidelity  Fidelity  Fidelity       Growth   INVESCO  U.S.
                                        Company   Fixed    Money     Fidelity   Equity    Growth   Emerging  Diversified      &       Total   Bond  Participant
                                         Stock    Income    Market   Magellan    Index    Company  Markets   International  Income   Return   Index    Loan
                                         Fund      Fund    Portfolio   Fund    Portfolio   Fund     Fund       Fund          Fund     Fund    Fund     Fund      Total
                                       -------- --------- ---------- --------  ---------  -------   -------   ------------  ------   -------  ------ ---------   -------
Additions to net assets attributed to:
   Net investment income (loss) from the
     Savings Plan Trust              $ (256,613)  154,845    (1,143) 271,804    675,369    543,320  17,456      24,537       31,861   (9,999)   (125)     ---      1,451,312
   Contributions:
       Employee contributions           194,051    83,482    10,948  100,382    104,075     53,178     217       3,733       19,090   51,731   5,527      ---        626,414
       Employer contributions            54,455    27,651     3,580   27,316     25,532     13,179      43         709        4,071   14,387   1,387      ---        172,310
                                       ----------------------------- --------- ---------------------------------------------- ---------------- -------- ----------  ---------

              Total additions            (8,107)  265,978    13,385  399,502    804,976    609,677  17,716      28,979       55,022   56,119   6,789      ---       2,250,036
                                       ----------------------------- --------- ---------------------------------------------- ---------------- -------- ----------  ---------

Deductions from net assets attributed to:
   Benefit payments                     (93,846) (293,467)     (588) (62,936)   (61,830)   (16,924)    (26)     (3,225)      (5,408) (48,888) (4,936)    (21,440)     (613,514)
   Forfeitures                           (5,236)   (1,316)     (163)  (1,671)      (809)    (2,251)    (13)       (131)        (144)    (563)   (463)     ---          (12,760)
                                       ----------------------------- --------- ---------------------------------------------- ---------------- -------- ----------  ------------

              Total deductions          (99,082) (294,783)     (751) (64,607)   (62,639)   (19,175)    (39)      (3,356)     (5,552) (49,451) (5,399)     (21,440)    (626,274)
                                       ----------------------------- --------- ---------------------------------------------- ---------------- -------- ----------  ------------

Net increase (decrease) prior to        (107,189) (28,805)   12,634  334,895    742,337    590,502   17,677      25,623      49,470    6,668   1,390      (21,440)    1,623,762
     interfund transfers
Net transfers in (out):
   Loans issued                          (11,769)  (5,549)   (1,516)  (1,303)    (3,153)       (88)    ---         ---         ---    (3,048)   (996)      27,422       ---
   Loans repaid                           39,598   11,962     2,671   20,689      5,844     12,673   17,573          95        ---     5,964   1,046     (118,115)      ---
   Other transfers                      (204,882)  87,618    33,388  107,005   (100,427)    79,653   18,686         725      63,917  (70,551) (15,132)      ---         ---
                                       ----------------------------- --------- ---------------------------------------------- ---------------- -------- ----------  -------------

                                        (177,053)  94,031    34,543  126,391    (97,736)    92,238   36,259         820      63,917  (67,635) (15,082)    (90,693)      ---
                                       ----------------------------- --------- ---------------------------------------------- ---------------- -------- ----------   ------------

              Net increase (decrease)   (284,242)  65,226    47,177  461,286    644,601    682,740   53,936      26,443     113,387  (60,967) (13,692)   (112,133)    1,623,762

Net assets available for plan benefits:
   Beginning of year                   2,501,851 2,469,683   66,341 1,009,070 3,316,348    591,070    3,792      43,896     247,956  974,426   49,969     225,780    11,500,182
                                       ----------------------------- --------- ---------------------------------------------- ---------------- -------- ----------   ------------

   End of year                         2,217,609 2,534,909  113,518 1,470,356 3,960,949  1,273,810   57,728      70,339     361,343  913,459   36,277     113,647    13,123,944
                                       ============================= ========= ============================================== ================ ======== ==========  =============

See accompanying notes to financial statements.

THE GILLETTE COMPANY SAVINGS PLAN
FOR JANESVILLE BUSINESS-TO-BUSINESS
COLLECTIVELY BARGAINED EMPLOYEES

Notes to Financial Statements

December 31, 2000 and 1999

(1)    Description of the Plan

       The  following  brief  description  of The  Gillette  Company  Savings  Plan for  Janesville  Business-to-Business  Collectively
       Bargained  Employees  (the “Plan”) is provided for general  information  purposes  only.  Participants  should refer to the Plan document for more complete information.

       (a)    General

              The Plan  became  effective  on July 1, 1988 and is a  contributory  defined  contribution  plan  covering  all  eligible employees of the former Arrow Park  facility of The Gillette  Company´s  Stationery  Products  Group who are covered by a collective  bargaining agreement and who have completed six full months of employment.  The Plan was amended and restated
              in  its  entirety  effective  January  1,  1996  and  The  Gillette  Company  (the  “Company”)  assumed  sponsorship  and administration  of the Plan as of such date.  The Plan is subject to the  provisions  of the Employee  Retirement  Income
              Security Act of 1974, as amended (“ERISA”).

       (b)    Contributions

              Participants  may elect to contribute in whole  percentage  increments up to 17% of their annual base  compensation.  The
              Company will make matching contributions on behalf of a participant equal to 50% of the participant´s  contribution up to
              6% of the participants´  annual  compensation.  Tax deferred  contributions  made by an employee in any plan year may not exceed the annual limit set by law, which was $10,500 for 2000 and $10,000 for 1999.

       (c)    Vesting

              Participants  immediately vest in their own contributions and actual earnings thereon.  Vesting in company  contributions occurs at a rate of 25% per year of service with full vesting after four years of service,  upon attainment of age 65, or termination of employment due to death or disability.  Nonvested Company  contributions will be forfeited by participants who terminate employment and will be used to reduce future Company matching contributions.

       (d)    Participants´ Accounts

              A separate  account is  established  for each  participant  at the time of  enrollment  in the Plan.  The balance in each account is invested in accordance with the directions  given by the  participant in one or more of the Plan´s  investment fund offerings (“Funds”).  A participant may direct employee contributions in any of the following 11 investment options:

              Gillette Company Stock Fund

                  Invests primarily in shares of The Gillette Company common stock.

              Fixed Income Fund

                  Seeks to preserve  principal  as well as generate  interest  income  through  investment  in high  quality  short and intermediate term investment contracts as well as other instruments issued by insurance companies and banks.

             Fidelity Retirement Government Money Market Portfolio

                  Seeks to keep invested  principal  stable while  generating  current  interest or income by investing in high quality money market instruments issued or guaranteed by the U.S. government or its agencies.

            Fidelity Magellan Fund

                  Seeks long-term  capital  appreciation by investing  primarily in common stocks and other  securities of all types of domestic and international companies in all industries.

            Fidelity U.S. Equity Index Portfolio

                  Seeks to provide  investment results that correspond to a recognized index of stock market  performance,  and invests primarily in the common stocks of the companies that make up the designated stock index.

            Fidelity Growth Company Fund

                  Seeks long-term  capital  appreciation by investing  primarily in securities of domestic and foreign  growth-oriented companies.

            Fidelity Emerging Markets Fund

                  Seeks capital appreciation from emerging markets around the world.

            Fidelity Diversified International Fund

                  Seeks capital growth by investing  primarily in equity  securities of companies located outside the U.S. Seeks stocks that are undervalued compared to industry norms in their countries.

            Fidelity Growth & Income Fund

                  Seeks high total return through a combination of current income and capital  appreciation.  Invests primarily in U.S.
                  and foreign stocks.

            INVESCO Total Return Fund

                  Seeks to provide high total return through  capital growth and current income by investing in stocks and in fixed and variable income securities.

            Fidelity U.S. Bond Index Fund

                  Invests in investment grade (medium to high quality) or above securities with maturities of at least one year.

                  Each of the Funds may also hold a portion of its assets in short-term  investments in order to meet  liquidity  needs for transfers, loans, and withdrawals.

       (e)    Participant Loans

              The maximum loan  available to each  participant  is the lesser of (1) $50,000  reduced by the highest  outstanding  loan balance due from the  participant  during the preceding  twelve months,  or (2) 50% of the  participant´s  vested account balance,  reduced by the current outstanding loan balance due from the participant.  The minimum loan amount available to participants is $500.  Each loan shall bear interest at a rate  determined by the Savings Plan  Committee.  A participant must make a payment of principal  and interest to the Plan on at least a quarterly  basis.  Repayment of the loan must be made over a period not to exceed five years.

       (f)    Plan Earnings

              As of the close of each business day, the Plan trustee is responsible  for  determining  the fair market value of each of the investment  options,  which would include all accrued earnings.  The increase or decrease in the fair market value of each investment fund since the preceding  business day is allocated among the participant  accounts invested in each fund based on the  proportionate  number of shares or units of the fund held by each participant at the close of the preceding business day.

              With respect to the Gillette  Company Stock Fund, the trustee is responsible for determining the  participants´  accounts entitled to receive each quarterly dividend and the number of shares to be credited to each account,  as of the quarterly ex-dividend  date. On the dividend  payment date, the trustee also makes all necessary  adjustments  to each  participant account to reflect any  differences  between the value of such Company stock credited to  participants´  accounts and the actual  purchase  and sales price of such shares,  along with any  interest or other income  earned by the Fund since the preceding dividend payment date.  Such adjustments are included in the dividend credited to participants´ accounts.

       (g)    Benefit Payments

              Upon  termination of  employment,  the  participant or their  surviving  spouse or  beneficiary,  will receive a lump sum distribution of the  participant´s  vested account  balance,  or if the account balance exceeds $5,000 at such time, they may elect to defer payment.

              Early  withdrawals  may also be made in the event of  financial  hardship  and other  circumstances,  based upon  special guidelines detailed in the Plan documents.

(2)      Summary of Significant Accounting Policies

       (a)    Basis of Accounting

              The preparation of financial statements in conformity with accounting  principles generally accepted in the United States of  America  requires  management  to make  estimates  and  assumptions  that  affect  the  reported  amounts  of assets, liabilities,  and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

              The  accompanying  financial  statements are presented on the accrual basis of accounting.  Benefits  payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

(b)      Investments

              Investments are allocations of the assets of The Gillette  Company Master Savings Plan Trust (“Savings Plan Trust”) based upon the proportionate interest of the Plan in the Savings Plan Trust.

              Investments  of the trust are stated at fair value except for  guaranteed and synthetic  investment  contracts  which are valued at contract value which approximates fair value.  Contract value represents  contributions made under the contract plus  interest at the contract  rate.  The crediting  interest rate is variable for the synthetic  contracts and is reset quarterly  based upon the fair value of the underlying  securities.  The crediting  interest rate is fixed for guaranteed contracts.  The average  yield for the year ended  December 31, 2000 and 1999 is 6.22% and 6.11%,  respectively,  and the crediting  interest  rate as of  December 31,  2000 and 1999 is 6.24%  and  5.87%,  respectively,  for  these  investment contracts.  Fair value for shares of Company  stock held in the trust is defined as the  composite  closing  price of the stock on the New York Stock Exchange.  The fair value for all other  investments are determined daily by the trustee on a per share basis using security prices quoted on national exchanges,  and amortized cost in the case of any short-term and money market securities held.  Participant loans receivable are valued at cost, which approximates fair value.

              Security  transactions  received prior to 4:00 p.m.  Eastern time by Fidelity  Management Trust Company are recognized on that business day.  Transactions  received after 4:00 p.m. Eastern time are valued as of the next business day.  Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

              Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

(c)      Payment of Benefits

              Benefits are recorded when paid.

(3)    Funding Policy

       The Company´s funding policy is to make contributions to the Plan in accordance with the manner described in note 1.

(4)    Plan Termination

       The  Company  expects  the Plan to  continue  indefinitely,  but  reserves  the  right to  amend  or  terminate  the Plan at its discretion.  If the Plan is terminated or if contributions  are completely  discontinued,  each  participant´s  interest in that portion of his or her account  balance  attributable to Company  contributions  shall become fully vested.  Upon  termination of the Plan,  the Trust may  continue in existence  at the  direction  of the Board of  Directors  of the  Company,  subject to the provisions of the Plan and the Trust agreement, or the Trust may be terminated and the assets distributed to participants.

(5)    Investments

       Investments of the Savings Plan Trust are held in trust by Fidelity  Management  Trust Company.  The plans  participating in the
       Savings Plan Trust are The  Gillette  Company  Employees´  Savings Plan and The  Gillette  Company  Savings Plan for  Janesville
       Business-to-Business  Collectively  Bargained Employees.  Trust income is allocated ratably between the plans in accordance with the assets of each plan invested in the trust.

       The net assets of the Savings Plan Trust at December 31, 2000 and 1999 are as follows:

                                                                                      2000                  1999
                                                                                ------------------    ------------------
                                                                                ------------------    ------------------

        Investments, at fair value:
           Marketable securities:
               Gillette common stock                                         $       970,541,433         1,134,382,567
           Registered investment companies:
               Fidelity Short-Term Investment Fund                                    31,289,710            20,704,765
               Fidelity Retirement Government Money
                  Market Portfolio                                                    51,965,990            67,770,621
               Fidelity Magellan Fund                                                144,065,103           164,098,622
               Fidelity U.S. Equity Index Portfolio                                  183,705,815           231,880,545
               Fidelity Growth Company Fund                                          151,188,654           131,816,480
               Fidelity Emerging Markets Fund                                          3,606,892             4,619,928
               Fidelity Diversified International Fund                                28,125,992            29,877,051
               Fidelity Growth & Income Fund                                          40,564,587            44,456,629
               INVESCO Total Return Fund                                              42,890,820            58,825,435
               Fidelity U.S. Bond Index Fund                                          15,894,729            16,933,455
           Investment contracts, at contract value                                   349,035,041           375,192,973
           Participant loans, at cost                                                 34,603,591            38,812,846
                                                                                ------------------    ------------------

                       Total investments and net assets                      $     2,047,478,357         2,319,371,917
                                                                                ==================    ==================

        Assets allocated to The Gillette Company Employees´ Savings Plan     $     2,037,701,145         2,306,247,973
                                                                                ==================    ==================
                                                                                ==================    ==================

        Assets allocated to The Gillette Company Savings Plan for
          Janesville Business-to-Business Collectively Bargained Employees   $         9,777,212            13,123,944
                                                                                ==================    ==================

       The aggregate fair value of investment contracts was $350,636,244 at December 31, 2000.

       The statements of change in net assets of the Savings Plan Trust for the years ended December 31, 2000 and 1999 are as follows:

                                                                                     2000                  1999
                                                                               ------------------    ------------------
                                                                               ------------------    ------------------

        Employee contributions                                              $       64,743,964            67,891,415
        Employer contributions                                                      25,269,848            25,769,417
        Investment income:
          Net appreciation (depreciation) on fair value
             of investments:
               Gillette common stock                                              (137,276,488)         (158,603,983)
               Fidelity Magellan Fund                                              (20,505,350)           16,508,578
               Fidelity U.S. Equity Index Portfolio                                (21,328,876)           36,657,461
               Fidelity Growth Company Fund                                        (29,705,221)           43,484,555
               Fidelity Emerging Markets Fund                                       (1,968,025)            1,407,735
               Fidelity Diversified International Fund                              (4,376,093)            8,414,228
               Fidelity Growth & Income Fund                                        (4,567,332)              949,119
               INVESCO Total Return Fund                                            (4,718,760)           (4,527,802)
               Fidelity U.S. Bond Index Fund                                           522,415            (1,570,500)
           Dividends                                                                51,262,322            52,546,774
           Interest                                                                 26,112,303            27,122,389
                                                                               ------------------    ------------------
                                                                               ------------------    ------------------
                       Net investment income (loss)                               (146,549,105)           22,388,554

        Transferred from Duracell Inc. Thrift Plan                                         ---                54,496
        Rollover contributions from Duracell Inc. Cash Balance Plan                        ---            84,824,211
                                                                               ------------------    ------------------
                                                                               ------------------    ------------------

                       Total additions                                             (56,535,293)          200,928,093
                                                                               ------------------    ------------------
                                                                               ------------------    ------------------

        Benefit payments                                                           214,973,056           224,119,714
        Forfeitures                                                                    385,211               513,355
                                                                               ------------------    ------------------
                                                                               ------------------    ------------------

                       Total deductions                                            215,358,267           224,633,069
                                                                               ------------------    ------------------
                                                                               ------------------    ------------------

                       Net decrease in assets                                     (271,893,560)          (23,704,976)

        Net assets:
           Beginning of year                                                     2,319,371,917         2,343,076,893
                                                                               ------------------    ------------------
                                                                               ------------------    ------------------

           End of year                                                      $    2,047,478,357         2,319,371,917
                                                                               ==================    ==================

(6)    Unit Valuation

       Participants´  accounts are maintained on a “unit value” basis. The total units used in valuing  participants´  accounts and the per unit values at December 31, 1999 and the four quarters ended December 31, 2000 are as follows:

                                    Gillette Company Stock        Fixed Income Fund          Fidelity Retirement
                                                                                           Government Money Market
                                             Fund                                                 Portfolio
                                   ------------------------- ---------------------------  --------------------------
                                   ------------------------- ---------------------------  --------------------------
                                      Units         Value        Units          Value        Units         Value
                                   -------------  ---------- --------------  -----------  ------------   -----------
                                   -------------  ---------- --------------  -----------  ------------   -----------

         December 31, 1999             53,842   $   41.19       2,534,909  $     1.00        113,518  $     1.00
         March 31, 2000                50,298       37.68       2,410,208        1.00         64,635        1.00
         June 30, 2000                 48,394       34.93       2,291,217        1.00         58,062        1.00
         September 30, 2000            45,295       30.87       1,838,910        1.00         58,645        1.00
         December 31, 2000             42,107       36.12       1,826,639        1.00         67,445        1.00

                                   Fidelity                         Fidelity U.S.          Fidelity Growth Company
                                        Magellan Fund           Equity Index Portfolio              Fund
                                   ------------------------- ---------------------------  --------------------------
                                   ------------------------- ---------------------------  --------------------------
                                      Units         Value        Units          Value        Units         Value
                                   -------------  ---------- --------------  -----------  ------------   -----------
                                   -------------  ---------- --------------  -----------  ------------   -----------

         December 31, 1999             10,762   $  136.63          76,041  $    52.09         15,110  $    84.30
         March 31, 2000                10,489      143.25          74,639       53.12         16,438       98.99
         June 30, 2000                 10,410      134.63          72,313       51.57         16,099       90.89
         September 30, 2000             9,157      133.84          66,954       50.93         14,363       93.35
         December 31, 2000              9,183      119.30          64,695       46.81         16,287       71.43

                                      Fidelity Emerging         Fidelity Diversified      Fidelity Growth & Income
                                         Markets Fund            International Fund                 Fund
                                   ------------------------- ---------------------------  --------------------------
                                   ------------------------- ---------------------------  --------------------------
                                      Units         Value        Units          Value        Units         Value
                                   -------------  ---------- --------------  -----------  ------------   -----------
                                   -------------  ---------- --------------  -----------  ------------   -----------

         December 31, 1999              4,803   $   12.02           2,746  $    25.62          7,662  $    47.16
         March 31, 2000                 4,964       12.21           2,827       25.69          7,279       47.31
         June 30, 2000                  4,964       10.97           2,032       24.65          6,512       47.31
         September 30, 2000             4,498        9.35           1,729       23.87          5,448       44.81
         December 31, 2000              4,520        8.03           1,852       21.94          5,739       42.10

                                                                           Fidelity U.S. Bond Index
                                           INVESCO Total Return Fund                 Fund
                                           ---------------------------   ----------------------------
                                           ---------------------------   ----------------------------
                                             Units          Value           Units           Value
                                           -----------   -------------   ------------   -------------
                                           -----------   -------------   ------------   -------------

               December 31, 1999               31,542  $   28.96              3,560   $    10.19
               March 31, 2000                  27,883      27.78              3,635        10.25
               June 30, 2000                   27,450      27.11              4,260        10.23
               September 30, 2000              24,056      27.13              3,700        10.35
               December 31, 2000               25,012      26.43              4,239        10.59

(7)    Administrative Expenses

       The Company bears  administrative  costs of maintaining the Plan and investment  expenses  associated with the Fixed Income Fund and The Gillette Company Stock Fund.  Investment  expenses  associated with the Fidelity and INVESCO funds offered as investment options under the Plan are deducted from the assets of each of those funds.

(8)    Income Taxes

       A favorable  tax  determination  letter was  received  from the  Internal  Revenue  Service on March 27, 1996  stating  that the existing Plan and its underlying  trust  qualified  under section 401(a) of the Internal  Revenue Code of 1986 (the “Code”) as a
       profit  sharing  plan,  and is exempt from federal  income  taxes.  Further,  the features of the Plan  relating to tax deferred savings  qualified  under section  401(k) of the Code.  The Plan has been amended  since  receiving  the  determination  letter.
       However,  the Plan  administrator  and the Plan´s tax advisor  believe that the Plan is designed and is currently being operated in compliance with the requirements of the Code.

(9)    Plan Amendments

       Effective  January 1, 2000, The Gillette Company Savings Plan for Arrow Park Employees  changed its name to The Gillette Company
       Savings Plan for Janesville Business-to-Business Collectively Bargained Employees.

(10)   Subsequent Event

       Effective  January 1, 2001, the Invesco Total Return Fund was closed to new investments and all remaining  balances on March 30,
       2001 were  transferred to the Vanguard  Balanced Index Fund.  The following new investment  fund offerings were added  beginning
       January 1, 2001.

               Vanguard Balanced Index Fund
               Washington Mutual Investors Fund
               PIMCO Mid Cap Fund – Institutional
               John Hancock Small Cap Growth Fund – Class A